

Mail Stop 3561

January 10, 2018

Ronald L. Stotish
Chief Executive Officer
AquaBounty Technologies, Inc.
2 Mill & Main Place, Suite 395
Maynard, Massachusetts 01754

> **Re: AquaBounty Technologies, Inc.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed January 9, 2018**
> **File No. 333-221435**

Dear Mr. Stotish:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Use of Proceeds, page 31

1. Please disclose the use of proceeds, or a bona fide estimate of the proceeds, you may receive if investors exercise the warrants sold in this offering.

2. We note the revisions to page 31. To the extent that material amounts of other funds are necessary to complete construction and renovations of your facilities in Rollo Bay and Indiana, please revise to state the amounts of other funds needed to accomplish this purpose and the sources thereof.

Please contact Sonia Bednarowski at (202) 551-3666 or me at (202) 551-3469 with any questions.

Sincerely,

/s/ Justin Dobbie

Justin Dobbie
Legal Branch Chief
Office of Transportation and Leisure

cc: Jocelyn M. Arel, Esq.
        Goodwin Procter LLP